Schneider Electric

04045949

RECEIVED

2004 NOV -5 A 10:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 2nd, 2004

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), an English language version and brief description of the following documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

- Press releases:
  - Schneider Electric acquires Optoelectronic specialist Dinel (annex 1)
  - 2005 Schneider Electric agenda (annex 2)
  - Third-quarter 2004 sales up a strong 19.6% (annex 3)
  - Schneider Electric launches TAC in France (annex 4)

- Miscellaneous:
  - Letter to shareholders (issue # 22) (annex 5).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
NOV 09 2004
THOMSON FINANCIAL

dlw 11/8

Merlin Gerin
Square D
Telemecanique

Schneider Electric SA
Société anonyme au capital de 1 854 737 360 €
Siège social : 43-45, boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France
Tél. 33 (0)1 41 29 70 00
Fax 33 (0)1 41 29 71 00
http://www.schneider-electric.com

542 048 574 RCS Nanterre
Siret : 542 048 574 01775
Code APE 741 J
N° ident TVA : FR 01 542 048 574

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

Schneider Electric

RECEIVED
2004 NOV -5 A 10:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Schneider Electric Acquires Optoelectronic Specialist Dinel

Rueil-Malmaison (France), October 4, 2004 — Schneider Electric has acquired Dinel, a French company that designs, develops, manufactures and markets a wide array of innovative optoelectronic products. Founded in 1980 and based in Gournay-en-Bray (France), Dinel generates roughly €3.4 million in annual sales, of which 42% from outside France, and has 35 employees.

The Dinel product lineup includes optoelectronic amplifiers and sensors, glass and plastic fiber optic sensors, transparent product sensors, LASER sensors, and contrast sensors. They are used in a variety of industrial applications, such as packaging, labeling, handling and storage, and automatic and elevator doors, and in a full range of industries, including wood and paper, cosmetics, pharmaceuticals, medical supplies, food, banking, automotive, metallurgy, micromechanics and electronics.

An innovative company, Dinel has recognized expertise in integrating microcontrollers into product architecture in ways that improve ease of use. Recent products include the world's first color sensor, a new type of laser sensor for worldwide distribution, a line of miniature sensors, and an imaging system used for final quality control on production and packaging lines.

Strengthening its leadership in high value-added sensors

With Dinel, Schneider Electric has extended its current wide range of electromechanical, photoelectric, inductive, capacitive and ultrasonic sensors, with the goal of better serving customer needs for innovative, high value-added products. Schneider Electric also intends to expand its presence in manufacturing industries by offering customized products.

The acquisition reflects Schneider Electric's commitment to continue developing its range of automation products and is fully in line with the Company's external growth strategy.

About Schneider Electric

Schneider Electric is a world leader in power and control. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry and energy and infrastructure markets. With 83,000 employees, Schneider Electric generated sales of €8.8 billion in 2003 through 13,000 sales outlets in 130 countries.

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Investor relation :
Schneider Electric
Alexandre Brunet

tél. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com

Media Contact :
Schneider Electric
Véronique Moine

tél. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media Contact :
DGM
Michel Calzaroni
Olivier Labesse
tél. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

ISIN : FR000012197-SU

Schneider Electric

RECEIVED
2004 NOV -5 A 10: 51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Financial Information

2005 Schneider Electric Agenda

Rueil-Malmaison, October 18, 2004 – Financial information from Schneider Electric in 2005 will be released on the following days :

January 20, 2005	Q4 2004 Sales	*Conference Call at 3:00pm local time*
February 17, 2005	2004 Annual Results	*Meeting at Pavillon Gabriel, Paris at 8:00am local time*
April 20, 2005	Q1 2005 Sales	*Conference Call at 3:00pm local time*
May 12, 2005	*Shareholders Meeting*	*Meeting at hotel Concorde Lafayette, Paris at 3:00pm local time*
July 29, 2005	2005 Half Year Results and Q2 2005 Sales	*Conference Call, at 9:00am local time*
October 20, 2005	Q3 2005 Sales	*Conference Call at 3:00pm local time*

An invitation will be sent 15 days before each event. When applicable, the presentation and the accounts will be sent by mail with the financial press release at 7:30am local time and will be available for downloading on the web site (schneider-electric.com) at the same time.

Schneider Electric will provide the possibility to listen live to the annual results conference.

A quiet period will be applied 15 calendar days before sales releases and 30 days for results releases.

Reminder: 2004 third quarter sales will be released on October 21, 2004

About Schneider Electric

Schneider Electric:
Giving the best of the New Electric World to everyone, everywhere, at any time

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, and energy and infrastructure markets. Schneider Electric has 83,000 employees worldwide, operations in 130 countries and recorded sales of €8.8 billion in 2003 through 13,000 sales outlets.

Merlin Gerin
Square D
Telemecanique

Financial Communication:
Schneider Electric
Alexandre Brunet
tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Veronique Moine
tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

Schneider Electric

RECEIVED

2004 NOV -5 A 10:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Financial Information

Third-Quarter 2004 Sales Up a Strong 19.6%

- **Organic growth remained a healthy 8.7% in the third-quarter**
- **Better-than-expected sales in North America**
- **Further excellent performance in emerging markets**
- **Moderate growth in Western Europe**

(Rueil Malmaison – October 21, 2004) – Schneider Electric sales for the nine months ended **September 30, 2004** amounted to **€7,628 million**, up **18.3%** from the year-earlier period.

Sales expanded to **€2,644 million** in the **third quarter** alone, representing a strong **19.6%** gain over third-quarter 2003. On a constant structure and exchange rate basis, sales were up **8.7%** quarter on quarter, in line with the first-half's 8.6% gain, despite unfavorable prior-year comparatives in North America.

Acquisitions added a significant €323 million to third-quarter sales, accounting for 14.6 points of growth. Kavlico and Andover Controls have been consolidated since July 1, 2004. The currency negative effect remained significant, reducing reported sales by €82 million, or 3.7 points of growth.

Third quarter 2004 performance was better than expected in North America, while growth remained robust in emerging markets. Business trends were generally stable in Western Europe, where the economic environment was more contrasted.

Sales change by operating division was as follows:

€ millions	Sales 3rd quarter 2004	% Change 3rd quarter Constant	Sales Nine months 2004	% Change Nine months Constant
Europe	1,211	+3.7%	3,659	+4.7%
North America	563	+6.8%	1,583	+6.5%
Asia – Pacific	450	+18.6%	1,241	+19.7%
Rest of the world (i)	185	+28.7%	491	+22.9%
Growth Platforms (ii)	235	-	654	-
Total	**2,644**	**+8.7%**	**7,628**	**+8.6%**

(i) Africa, Middle East, South America.

(ii) Building Automation (TAC and Andover Controls) and Secured Power (MGE UPS Systems).

Merlin Gerin
Square D
Telemecanique

Financial Communication:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Schneider Electric

Financial information (p. 2)

Sales in **Europe** were up **3.7%** for the quarter, less than the growth shown in the first half (5.2%). This was primarily due to slower growth in Eastern Europe, where sales gained around 10% during the period, reflecting unfavorable prior-year comparatives and temporary disruptions in the logistics chain in Russia. Business trend is still developing well.

Markets are gradually improving in Western Europe, with business remaining subdued in the industry and only partially improving in non-residential buildings. Sales growth in the main countries, including France, averaged 3%. In Spain, sales enjoyed sustained growth in the third quarter, led by more favorable market conditions and an excellent performance in the wiring devices business.

Sales in **North America** rose **6.8%** during the quarter, as better market conditions offset the initial impact of less favorable prior-year comparatives. Industrial investment showed signs of a rebound in certain segments and the non-residential construction continued its modest recovery.

In **Asia – Pacific**, sales maintained their strong momentum, gaining **18.6%** during the quarter. Confirmed leadership positions and sustained expansion drove sales growth of nearly 20% in almost all of the Asian regions, amply outpacing the local markets.

Sales growth in the **Rest of the world**, which was already high in the first half, accelerated to **29.7%** in the third quarter. Successful business development actions in the residential market in Brazil, South Africa and Turkey, as well as in the infrastructure market in North Africa and the Middle East, helped to drive a remarkable performance in all of these regions.

****

"Our balanced geographic presence and effective growth plans enabled us to fully leverage global economic growth and report again a remarkable growth in the third quarter," said Henri Lachmann, Chairman and Chief Executive Officer of Schneider Electric. "In light of prevailing economic and currency conditions and the geographic spread of our business activity, we expect sales up 17% to 18% for the full year and confirm that growth in operating income will exceed 25%, for a one point improvement in operating margin."

****

Fourth quarter sales will be released on January 20, 2005 and the 2004 annual results will be presented on February 17, 2005.

<u>Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time</u>

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, and energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of €8.8 billion in 2003 through 13,000 sales outlets.

Merlin Gerin
Square D
Telemecanique

Financial Communication:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Financial information *(p. 3)*

Appendices

Third-quarter 2004 sales by operating division

€ millions	Sales 3rd quarter 2004	% Change 3rd quarter Constant	Change in structure	Currency effect	% Change 3rd quarter Current
Europe	1,211	+3.7%	+3.4%	-	+7.1%
North America	563	+6.8%	-	-8.2%	-1.4%
Asia – Pacific	450	+18.6%	+20.3%	-6.4%	+32.5%
Rest of the world	185	+28.7%	+5.1%	-5.8%	+28.0%
Growth Platforms	235	-	-	-	-
Total	**2,644**	**+8.7%**	**+14.6%**	**-3.7%**	**+19.6%**

Nine-month 2004 sales by operating division

€ millions	Sales Nine months 2004	% Change Nine months Constant	Change in structure	Currency effect	% Change Nine months Current
Europe	3,659	+4.7%	+0.9%	-0.4%	+5.2%
North America	1,583	+6.5%	+0.1%	-9.5%	-2.9%
Asia – Pacific	1,241	+19.7%	+21.5%	-5.5%	+35.7%
Rest of the world	491	+22.9%	+5.3%	-5.5%	+22.7%
Growth Platforms	654	-	-	-	-
Total	**7,628**	**+8.6%**	**+13.6%**	**-3.9%**	**+18.3%**

Financial Communication:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Annex 4

Press Release

Schneider Electric Launches TAC in France

(Rueil-Malmaison, France – October 26, 2004) — Schneider Electric has announced the launch of its TAC subsidiary in France. Acquired in August 2003, TAC is a world leader in building automation systems (regulation, monitoring and control, security systems, intruder alarms, access control and CCTV systems) as well as in energy management solutions. The company has been merged with Andover Controls, acquired by Schneider Electric in August 2004, to create an organization of 2,700 employees that generated combined 2003 sales of approximately €500 million and offers the market's broadest range of open systems.

Becoming the French leader in building automation

Building Automation is one of the new growth platforms underpinning Schneider Electric's development strategy. With the acquisitions of TAC and Andover Controls, the Company has become a major player in this €11-billion market, which is growing at 6% a year.

In France, the Business Automation market is estimated at approximately €300 million. Schneider Electric's three-year objective is to become the French market leader, thanks to strong customer demand for solutions that deliver comfort, security and flexibility, while optimizing expenditures and reducing operating costs for office, commercial and manufacturing facilities.

To achieve this goal, Schneider Electric can leverage its many advantages, including a portfolio of comprehensive, global solutions, a differentiating business model supported by the expertise of its systems integration partners, its internationally recognized Open Systems technology and its sales leadership in France.

TAC products, software and services will be sold and supported by a dedicated unit of experts within Schneider Electric France.

About Schneider Electric

Schneider Electric is a world leader in power and control. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry and energy and infrastructure markets. With 85,000 employees, Schneider Electric generated sales of €8.8 billion in 2003 through 13,000 sales outlets in 130 countries.

Schneider Electric
Giving the best of the New Electric World
To everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Communication Financière :
Schneider Electric
Alexandre Brunet
tél. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN : FR000012197-SU

Contact Presse :
Schneider Electric
Véronique Moine
tél. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Contact Presse :
DGM
Michel Calzaroni
Olivier Labesse
tél. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

Appendix

TAC, Expertise in Building Automation: Selected References

TAC optimizes comfort and enhances security at the Argenteuil Hospital near Paris

Argenteuil Hospital: 20 buildings on 12 hectares, with 80,000 square meters of heated space, 1,000 beds, 2,500 employees and round-the-clock operations involving the hospital, a retirement home and a school.

TAC's mission: Deliver comprehensive, high-quality services, including the installation of a control and management system for such key functions as air-conditioning, heating, fire detection, regulation of energy use, and security (50 controlled doors and 30 video cameras).

Expertise: TAC is backed by years of experience in providing comprehensive solutions that deliver unrivaled expertise in precision environments, in such critical areas as temperature, humidity and flows needed for optimal control of sensitive processes.

TAC and the Pont du Gard: Modern solutions for France's cultural heritage

The Pont du Gard: A complex of historic buildings, including a museum.

TAC's mission: Install remote utilities management software and ensure climate control in the museum with a system designed to preserve the works of art.

Expertise: TAC was able to meet the installation's specific needs with regard to air handling, energy use (central air handler, supervised parameter control) and the need for a single, interoperable open solution (LON technology for integrating equipment from different suppliers).

TAC and France Telecom

France Telecom: 42 buildings in Paris.

TAC's mission: Provide remote building management and reduce energy use by 30 to 40%. Because of air-conditioning and the growing demand for climate control, as much cool air is used as heated air. It is crucial not only to cut electricity bills but also to reduce the amount of energy used, in order to protect the natural environment.

Communication Financière :
Schneider Electric
Alexandre Brunet

tél. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN : FR000012197-SU

Contact Presse :
Schneider Electric
Véronique Moine

tél. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Contact Presse :
DGM
Michel Calzaroni
Olivier Labesse
tél. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

Appendix

Expertise: TAC delivers energy performance solutions that improve a building's energy efficiency. For France Telecom, an open, networked system was installed to ensure climate control, using PLCs to manage all the electrical functions.

Hilton chooses TAC

The Hilton Copenhagen Airport: 382 rooms on 12 floors.

TAC's mission: Deliver building management services (cooling, heating, climate control) while providing ease of use for technical staff and comfort for hotel customers. The state-of-the-art solution is based on a system running on Fidelio software

Expertise: TAC, which holds a 45% market share in Scandinavia, was able to offer flexible, tailored solutions.

About Schneider Electric

Schneider Electric is a world leader in power and control. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry and energy and infrastructure markets. With 83,000 employees, Schneider Electric generated sales of €8.8 billion in 2003 through 13,000 sales outlets in 130 countries.

<u>**Schneider Electric**</u>
<u>**Giving the best of the New Electric World**</u>
<u>**To everyone, everywhere, at any time**</u>

Communication Financière :
Schneider Electric
Alexandre Brunet

tél. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear : 12197

Contact Presse :
Schneider Electric
Véronique Moine

tél. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Contact Presse :
DGM
Michel Calzaroni
Olivier Labesse
tél. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

No. 22
SEPTEMBER 2004

Letter
to Shareholders


RECEIVED
2004 NOV -5 A 10: 51
OFFICE OF INT



Henri Lachmann
Chairman and CEO

Dear Shareholder,

Your Company turned in an excellent performance in the first half of 2004. Sales rose 18% thanks to an upturn in business in Western Europe and North America, remarkable performance in all of the emerging countries and the contribution from new acquisitions made over the last few months.

This growth, combined with sustained implementation of our productivity-enhancement plans, helped to drive a very strong increase in earnings. Operating margin widened by more than one point and operating income rose 30%. Operating cash flow was up 19% and remained at more than 10% of sales, despite the surge in business. Free cash flow was high thanks to tight control over spending and capital employed. Schneider Electric ended the first half with earnings per share up 19% over the year-earlier period.

Thanks to the implementation of our growth strategy, we are well positioned to leverage the full potential of our markets. We have deployed targeted growth plans by market segment and distribution channel in North America and Western Europe, while sustaining our expansion by building on our forefront positions in the emerging economies. We are gradually enhancing our positions in the residential market and rolling out dedicated solutions to meet growing customer demand in the areas of environmental protection and energy management. Lastly, we are developing value-added services that help customers optimize installation performance and management.

As part of the implementation of this strategy, which combines innovation and differentiation, Schneider Electric is continuing to focus on organic growth while resolutely expanding into strategically related businesses with high growth potential through targeted, top quality acquisitions.

In light of our markets' current recovery and our strong growth capacity, we have revised our full-year forecasts upwards. Based on an exchange rate of 1.25 to the dollar, we expect sales to rise by more than 15% and operating income by more than 25%, corresponding to a one-point increase in operating margin.

I am confident in Schneider Electric's excellent fundamentals and our strong ability to grow and create wealth for our shareholders.

Thank you for your loyalty and trust.

Lachmann

Merlin Gerin
Square D
Telemecanique

Schneider Electric

Building a New Electric World

Strong growth in sales and earnings

Sales

€4,984 million, an 18% increase

At constant structure and exchange rates, sales rose a strong 8.6% in the first half of 2004, led by remarkable growth in emerging countries and a business recovery in Europe and North America.
The acquisitions of MGE UPS Systems, TAC and Clipsal contributed a significant €556 million to first-half sales (13.1%). The currency effect remained highly unfavorable at €171 million (-4.0%).

Gross margin

42.7% of sales, a 0.8-point gain

A total of €78 million in net productivity gains were generated during the first half, thanks to productivity plans implemented as part of the NEW2004 program.

Operating margin

11.5% of sales, a 1.1-point improvement

The target of achieving a 5% gain in purchasing productivity was met. The Lean Manufacturing plan has been deployed at 108 production units since launch. Hedging has so far limited the impact of higher raw materials prices. The currency effect reduced operating margin by 0.6 points. At constant exchange rates, interim operating margin would have reached 12.1%, or a 1.7-point improvement compared to first-half 2003.

Operating cash flow

10.9% of sales

Operating cash flow remained high over the period, at €543 million.

Net income after goodwill amortization

€226 million, up 19%

Earnings per share

€1.01, a 19% increase

Second-quarter 2004 sales

In the second quarter of 2004, sales amounted to €2,612 million, a 10.1% gain at constant structure and exchange rates that partially reflected low prior-year comparatives.

Sales by the Growth Platforms division, formed by the acquisitions of TAC in building automation and MGE UPS Systems in secured power, rose by around 12% like-for-like, demonstrating the strong potential of these businesses.

News *Acquisitions*

Stronger Positions in Building Automation and Security

Following the acquisition of TAC in June 2003, Schneider Electric has pursued its development in Building Automation and Security with the acquisition of US-based Andover Controls. The company, which has 690 employees worldwide, reported 2003 sales of $169 million and an operating margin of 16.7%.



This latest acquisition is in line with our objective of becoming a leader in Building Automation, one of our new, high potential growth platforms. Building Automation involves products and systems to regulate, monitor and control a building's utilities—a business in which TAC and Andover Controls will derive extensive benefit from the close fit between their market positions.

Security (intruder alarms, access control and CCTV systems) is a key Building Automation application and a major emerging need of customers in the Building market. With Andover Controls, Schneider Electric will have a platform well suited for expansion in electronic Security, which is a €20 billion market growing by 7% a year.

"This acquisition of a focused and very well managed company in Building Automation and Security fits perfectly with our strategy of developing our new growth platforms," noted Henri Lachmann, Chairman and Chief Executive Officer. "Andover Controls will bring us a new dimension, notably in the US, with a strong reputation, a large installed base and a high quality offering. Combined with the competencies of TAC, Andover Controls will make us the clear leader in open and integrated Building Automation systems, while providing a strong basis for future expansion in Security. With these two key players, Schneider Electric will be able to offer a valuable alternative to the largest competitors and meet growing customer needs for comfort, efficiency and security."

News *Visits*

New Electric World Center

As announced in issue 20, a dedicated New Electric World Center has been opened so that visitors can learn more about Schneider Electric, our latest, most innovative products, and the technologies we're developing to build the electric world of tomorrow.



At the last Annual Meeting, Henri Lachmann invited shareholders to visit the Center, which is located in Rueil Malmaison near Paris. In response to strong demand, visits have been organized for October and November 2004, with other dates to be set.

If you would like to visit the Center, contact the Investor Relations Department at **0 800 20 55 14** (toll free; from France only) or connect to the Finance section of our website: **www.schneider-electric.com.**

News Businesses

Schneider Electric participated at the Athens 2004 Olympic games

Schneider Electric supported the 2004 Olympic Games with mission-critical electrical equipment to distribute, control and manage the power needed to run the sports infrastructure and ensure a comfortable environment. More than eight Olympic venues were equipped with our products, under contracts worth more than €10 million.

By making it possible to televise the Games live and around the clock, Schneider Electric met the difficult challenge of enabling nearly four billion people around the world to watch all or part of the Olympics. We supplied safe, reliable electrical equipment to ensure uninterrupted operation of the broadcast facilities, including 78 Prisma Plus low-voltage switchboards, 12 Merlin Gerin capacitor banks and a Telemecanique automation system to control master switches and data transmission to the building management system.



Schneider Electric also guaranteed high facility uptime for the safety and comfort of users of the Greater Athens Subway system. The installed solution comprises 119 Merlin Gerin medium-voltage cubicles to deliver power for station lighting and ventilation systems and for train traction systems.

The project enabled us to gain an important foothold in the market by paving the way for a new €2.2-million contract to extend lines 2 and 3 by 7.7 kilometers to link up with the commuter rail network being built in the Athens suburbs.

In its own special way, Schneider Electric was instrumental in making the 2004 Olympics a success.

Over
the Past Six Months

Schneider Electric and Fuji Electric FA Components & Systems Join Forces in Low Voltage Circuit Breakers

The new venture, Schneider Fuji Breakers Dalian, is owned 60% by Schneider Electric and 40% by Fuji. It will employ 160 people in a new production facility in Dalian, China.

The partnership is designed to accelerate the launch of more compact molded case circuit breakers offering higher performance at a competitive price. This type of equipment features a thermo-hardened polyester case that provides greater structural rigidity and effective housing for live components.

Annual production capacity is expected to reach 600,000 units in a few years' time. Product launches began in China in July 2004 and will be gradually extended to the rest of Asia.

News Products

Prisma Plus Low Voltage Switchboards

Building on the reputation of the original Prisma line, Prisma Plus has set the new benchmark in the area of 125-3,200A low voltage switchboards for commercial and industrial buildings. This comprehensive lineup offers a wide range of technical solutions that cover all electrical distribution, building management and Voice Data Image (VDI) requirements.

Electrical switchboards or enclosures contain all of the switchgear that protects electrical circuits in homes, commercial buildings and industrial facilities. Circuit breakers and other equipment safeguard circuits from surges, which can start fires, and insulation failures, which carry the risk of fire or electrocution. Switchboards therefore play a critical role in protecting people, installations and applications. They must be easy to access at all times and quick and simple to install.

That's why the new Prisma Plus line's key concepts are innovation and simplicity. Pre-fabricated solutions were chosen for switchgear distribution and hook-up to ensure fast installation and the ability to meet specific customer requirements, such as local standards and practices.

The market leader in Southern Europe for the last 15 years, Schneider Electric intends to use this new range to pull far ahead of the competition and become the leading supplier in Europe as a whole.



Schneider Electric ranks among the top 50 Mexican companies

In cooperation with Hay Group, Gestion de Negocios, Latin America's flagship business magazine, has published a list of Mexico's top 50 companies based on a survey of nearly 900 executive decision makers. Schneider Electric Mexico was ranked 26th, ahead of all its rivals and such major multinationals as General Motors, 3M and General Electric.

The magazine defined a business leader as a company whose practices are considered admirable by the people interviewed. The ranking was not based on size or profitability but rather on the extent to which the companies were seen by Mexican managers as role models.

Schneider Electric Share/CAC 40 Index

Over one year
October 2003 - September 2004


Schneider Electric share price
CAC 40 Index
60
55
50
45
40
4500
4000
3500
3000
2500
October 03
December 03
February 04
April 04
June 04
August 04
September 04
Share price in €
Schneider Electric share
CAC 40 index/ Schneider Electric share price

Over five years
January 1999 to September 2004


Schneider Electric Share price
CAC 40 Index
100
80
60
40
20
7500
6000
4500
3000
1500
January 99
October 99
August 00
June 01
April 02
February 03
September 04
Schneider Electric share
CAC 40 index/Schneider Electric share price

Share data - Sept. 2004

- Shares outstanding: 233,194,177
- ISIN code: FR0000121972
- Stock market site codes: SU or SCHN
- Traded on the Euronext Paris First Market; eligible for the deferred settlement service
- Par value: €8.00
- Market capitalization: €12 billion

Investor calendar

October 21, 2004
Nine-month 2004 sales

October-November
Tour of the New Electric World Center (Rueil Malmaison)

February 17, 2005
Full-year 2004 results

May 12, 2005 (3:00 p.m.)
Annual and Extraordinary Shareholders' Meetings (Hotel Concorde Lafayette, Paris)

July 29, 2005
Half year 2005 results

For further information, shareholders in France may call the following toll-free number:

N° Vert 0 800 20 55 14

www.schneider-electric.com

New Members Needed for Consultative Shareholders' Committee

The Consultative Committee was created in May 2001 to communicate financial information to individual shareholders and to relay shareholders' concerns to the Company. Its ten members are selected to represent a broad cross-section of the individual shareholder base.

Schneider Electric is issuing a call for new candidates to replace five members whose terms will expire in May 2005. If you are interested in serving on the Committee, please send us a cover letter along with the application form available from the Investor Relations office (0 800 20 55 14 toll-free in France) or on our website (www.schneider-electric.com/Shareholders).

Schneider Electric

SCHNEIDER ELECTRIC SA
43-45 boulevard Franklin Roosevelt
92500 Rueil Malmaison, France

Incorporated in France with limited liability and issued capital of €1,865,553,416
Registered in Nanterre B 542 048 574